Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement 333-183724 of our report dated August 30, 2012, relating to the financial statements of the PPG Chlor-alkali and Derivatives Business as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the allocations of certain costs from PPG Industries, Inc.), appearing in the Preliminary Prospectus, which is part of such Registration Statement, and of our report dated August 30, 2012, relating to the financial statement schedule appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

October 16, 2012